UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   I-MANY INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)

                                  NOVEMBER 6, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP No. 44973Q103 13G Page 2 of 6 Pages

1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          NEIL GAGNON

2.
          CHECK THE APPROPRIATE BOX IF A GROUP*                   (a)
                                                                  (b) |X|
3.        SEC USE ONLY

4.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

    NUMBER OF       5.
      SHARES              SOLE VOTING POWER                       1,272,115
   BENEFICIALLY     6.
     OWNED BY             SHARED VOTING POWER                       473,905
       EACH         7.
    REPORTING             SOLE DISPOSITIVE POWER                  1,232,070
   PERSON WITH:     8.
                          SHARED DISPOSTIVE POWER                 1,625,670
9.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON                                                  2,857,740
10.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)
11.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       5.5%
12.
          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)             IN

CUSIP No. 44973Q103 13G Page 3 of 6 Pages

ITEM 1.

(a) Name of Issuer: I-MANY INC.

(b) Address of Issuer's Principal Executive Offices: 399 Thornall Street
                                                     Edison, NJ 08837

ITEM 2.

(a) Name of Person Filing: NEIL GAGNON

(b) Address of Principal Business Office or, if none, Residence:
                              1370 AVE. OF THE AMERICAS, SUITE 2400
                              NEW YORK, NY 10019

(c) Citizenship: US

(d) Title of Class of Securities: COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(e) CUSIP Number: 44973Q103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

CUSIP No. 44973Q103 13G Page 4 of 6 Pages

ITEM 4. OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                         As of November 6, 2006, Neil Gagnon beneficially owned
                         2,857,740 shares of Common Stock of I-MANY INC, which
                         amount includes (i) 539,255 shares beneficially owned
                         by Mr. Gagnon over which he has sole voting power and
                         sole dispositive power; (ii) 36,405 shares beneficially
                         owned by Mr. Gagnon over which he has sole voting power
                         and shared dispositive power; (iii) 294,810 shares
                         beneficially owned by Lois Gagnon, Mr. Gagnon's wife,
                         over which he has shared voting power and shared
                         dispositive power; (iv) 10,310 shares beneficially owed
                         by Mr. Gagnon and Mrs. Gagnon as Joint Tenants with
                         Rights of Survivorship, over which he has shared voting
    Amount               power and shared dispositive power; (v) 69,770 shares
    beneficially          held by the Lois E. and Neil E. Gagnon Foundation (the
(a) owned:               "Foundation"), of which Mr. Gagnon is a trustee and
                         over which he has shared voting power and shared dispositive power; (vi) 99,015 shares held by the Gagnon Family Limited Partnership (the "Partnership") of which Mr. Gagnon is a partner and over which he has shared voting power and shared dispositive power; (vii)
                         82,230 shares held by the Gagnon Grandchildren Trust
                         (the "Trust") over which Mr. Gagnon has shared dispositive power but no voting power; (viii) 686,015 shares held by four hedge funds (collectively, the "Funds"), of which Mr. Gagnon is either the principal executive officer of the manager or the managing member of a member of the general partner or the managing member and over which he has sole dispositive power and sole voting power; (ix) 6,800 shares held by the Gagnon
                         Securities LLC Profit Sharing Plan and Trust (the
                         "Plan") of which Mr. Gagnon is a Trustee and over which Mr. Gagnon has sole dispositive power and sole voting power.



                         5.5% beneficially owned by Mr. Gagnon. Calculation of
                         percentage of beneficial ownership is based on
                         51,865,814 shares of Issuer's Common Stock outstanding,
                         including 48,075,455 shares of Common Stock outstanding
(b) Percent of class:    as of November 3, 2006, as reported by the Issuer on
                         its Form 10-Q for the period ended September 30, 2006;
                         3,535,566 shares issued on November 6, 2006 as reported by the Issuer on its Form 8-K dated November 7, 2006;
                         and assuming the exercise by purchasers of Warrants to purchase 254,793 shares of Common Stock.

CUSIP No. 44973Q103 13G Page 5 of 6 Pages

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:                     1,272,115

(ii) Shared power to vote or to direct the vote:                    473,905

(iii) Sole power to dispose or to direct the disposition of:      1,232,070

(iv) Shared power to dispose or to direct the disposition of:     1,625,670

ITEM 5-9 Not Applicable

Filing of this statement by Mr. Gagnon shall not bee deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation, the Partnership, the Trust, the Funds or the Plan. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation, the Partnership, the Trust, the Funds or Plan. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock of the Issuer.

ITEM 10. CERTIFICATION

The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]

CUSIP No. 44973Q103 13G Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2006
-----------------
Date

/s/ Neil Gagnon
---------------
Signature

Neil Gagnon
-----------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)